A/f 6/27/2003

UE 6-26-03

[redacted]

03015790

RECEIVED
JUN 2 4 2003
SEC MAIL PROCESSING SECTION
WASH., D.C.
188

STATES
CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 31505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/02 (MM/DD/YY) AND ENDING 01/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LIBERTY ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
36 WEST 44th ST - SUITE 1100
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
MICHAEL W. TELLER, CPA
(Name — *if individual, state last, first, middle name*)

501-B Surf Ave., Brooklyn, NY 11224
(Address) (City) (State) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SIDNEY W. AZRILIANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY ASSOCIATES, INC., as of JANUARY 31, 2003, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

Notary Public

EVAN B. AZRILIANT
Notary Public, State of New York
No. 02AZ5022862
Qualified in New York County
Commission Expires Jan. 18, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL W. TELLER, CPA
501-B SURF AVE
BROOKLYN, NY 11224
Phone: 718-449-1767

June 16, 2003

Liberty Associates, Inc.
The Bar Building - Suite 1100
36 West 44th St
New York, NY 10036

Gentlemen:

We have examined the FOCUS Report (Form X-17A-5 Part IIA) of Liberty Associates, Inc. as at January 31 2003. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included a review of the accounting system, the internal accounting control and procedures for safeguarding securities and such tests thereof, and of the accounting records, and such other auditing procedures as we considered necessary in the circumstances, including the audit procedures prescribed for Members, Brokers and Dealers.

In our opinion, the accompanying FOCUS Report presents fairly, in the form required by the Securities and Exchange Commission, the financial position of Liberty Associates, Inc. at January 31, 2003 and therein, all in conformity with generally accepted accounting principles.

Very truly yours,

MICHAEL W. TELLER, CPA

By *Michael W. Teller, CPA*
MICHAEL W. TELLER, CPA

LIBERTY ASSOCIATES, INC.

Statement of Financial Condition

at January 31, 2003

ASSETS

Cash		$ 5,234
Salomon Smith Barney		
Gov't and Agencies Fund	$30,022	
Marketable stocks	9,278	39,300
Investment in NASD warrants		3,000
TOTAL ASSETS		**$47,534**

LIABILITIES AND CAPITAL

CURRENT LIABILITIES		
Accrued expenses & accounts payable		$ 1,498
CAPITAL		
Capital stock	$ 5,000	
Paid-in Surplus	25,000	
Retained earnings	16,036	46,036
TOTAL LIABILITIES AND CAPITAL		**$47,534**

LIBERTY ASSOCIATES, INC.

Statement of Income (Loss)

For the Year Ended January 31, 2003

INCOME		
Commissions		$251,000
Loss on firm securities investment accounts		(3,100)
Other income		756
TOTAL INCOME		248,656
Less: Expenses		
Compensation - Officer	$ 23,000	
NASD & regulatory dues & fees	5,690	
Other expenses	220,325	249,015
NET INCOME FOR YEAR ENDED JANUARY 31, 2003		**($ 359)**

LIBERTY ASSOCIATES, INC.

Statement of Changes in Financial Condition

For the Year Ended January 31, 2003

FUNDS APPLIED

Net loss for year ($ 359)

NET DECREASE IN WORKING CAPITAL

	Increase	Decrease	
Increase: Cash	$ 1,731		
Increase: Gov't Securities	5,656		
Decrease: Equities		$ 8,756	
Decrease: Accrued expenses	21,010		
Increase - Paid in surplus		20,000	
	$28,397	$28,756	
NET DECREASE IN WORKING CAPITAL			($ 359)
NET FUNDS APPLIED			($ 359)

LIBERTY ASSOCIATES, INC.
Statement of Change in Stockholder's Equity

at January 31, 2003

	CAPTIAL STOCK	PAID-IN SURPLUS	RETAINED EARNINGS	TOTAL EQUITY
Balance January 31, 2002	$5,000	$5,000	$16,395	$26,395
Increases (Decreases)				
Contribution to Paid in surplus from stockholder's loans				
December 31, 2002		$10,000		$10,000
January 31, 2003		$10,000		$10,000
Net Loss for Y/E 1/31/03			<359>	<359>
Balance January 31, 2003	$5,000	$25,000	$16,036	$46,036

LIBERTY ASSOCIATES, INC.

Reconciliation of Net Capital

at January 31, 2003

Ownership equity as per Statement of Financial Condition and Net Capital before haircuts on security position and non-allowable assets		$46,036
Less: Non-allowable assets NASD warrants		(3,000)
Net Capital before Haircuts on Security Positions		43,036
Less: Haircut at 6% of value of exempt securities ($30,022)	$ 1,801	
Haircut at 15% of value of other securities ($9,278)	1,392	(3,193)
NET CAPITAL PER PART IIA, Page 11		**$39,843**

MICHAEL W. TELLER, CPA
501-B SURF AVE
BROOKLYN, NY 11224
Phone: 718-449-1767

June 16, 2003

Liberty Associates, Inc.
The Bar Building - Suite 1100
36 West 44th St
New York, NY 10036

Gentlemen:

Our examination of your company's accounting records, system of internal control and procedures for safeguarding securities for the year ended January 31, 2003 did not disclose any material inadequacies.

Very truly yours,

MICHAEL W. TELLER, CPA

By *Michael W. Teller, CPA*
MICHAEL W. TELLER, CPA

MICHAEL W. TELLER, CPA
501-B SURF AVE
BROOKLYN, NY 11224
Phone: 718-449-1767

June 16, 2003

Securities and Exchange Commission
Northeast Regional Office
233 Broadway
New York, NY 10279
Att: Mr. Edwin Nordlinger
Assistant Regional Administrator

Re: Form X-17A-5
File No.12-015071-J

Gentlemen:

My computation of Net Capital of Liberty Associates, Inc. at January 31, 2003 agrees with the computation prepared by management.

Very truly yours,

MICHAEL W. TELLER, CPA

By Michael W. Teller, CPA
MICHAEL W. TELLER, CPA

Form Filing

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FOCUS

User Id: AzriliantS LIBERTY ASSOCIATES, INC. Firm Id: 15(

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Part IIA 5th FOCUS

*** * * No Errors Were Found * * *** *** * * No Warnings Were Found**

EXECUTION:

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Part IIA

5th FOCUS January 2003

Validated

Validation Results

Errors - 0
Warnings - 0

User Id: AzriliantS | LIBERTY ASSOCIATES, INC. | Firm Id: 15071

COVER

Select a filing method: Basic (selected) [0011] Alternate

Name of Broker Dealer: LIBERTY ASSOCIATES, INC. [0013]

SEC File Number: 8- 31505 [0014]

Address of Principal Place of Business: 36 WEST 44TH STREET [0020]

NEW YORK [0021] NY [0022] 10036 [0023]

Firm ID: 15071 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 01/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: SIDNEY W. AZRILIANT [0030] Phone: 212 869-8224 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: [0032] Phone: [0033]

Name: [0034] Phone: [0035]

Name: [0036] Phone: [0037]

Name: [0038] Phone: [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

Next Section

Cover
Assets
Liabilities
Income
Exemptive Provision
Net Capital
Scheduled Withdrawals
Statement of Changes

[Cover] [Assets] [Liabilities] [Income] [Exemptive Provisions] [Net Capital] [Scheduled Withdrawals] [Statement of Changes]

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA 5th FOCUS** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: LIBERTY ASSOCIATES, INC. [0013]

SEC File Number: 8- 31505 [0014]

Address of Principal Place of Business: 36 WEST 44TH STREET [0020]

NEW YORK [0021] NY [0022] 10036 [0023]

Firm ID: 15071 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 01/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: SIDNEY W. AZRILIANT [0030] Phone: 212 869-8224 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report [ ] [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	5,234 [0200]		5,234 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	30,022 [0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	9,278 [0424]		
	E. Spot commodities	[0430]		39,300 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost 3,000 [0130]			
	B. At estimated fair value	[0440]	3,000 [0610]	3,000 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

	[0170]			
B. Other securities				
	[0180]			
8. Memberships in exchanges:				
A. Owned, at market				
	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, *subsidiaries and* associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11. Other assets		[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**		44,534 [0540]	3,000 [0740]	47,534 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	1,498 [1205]	[1385]	1,498 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

	2. Includes equity subordination (15c3-1(d)) of ____ [1010]				
	D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES		1,498 [1230]	0 [1450]	1,498 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners ____ [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	5,000 [1792]
	C.	Additional paid-in capital	25,000 [1793]
	D.	Retained earnings	16,036 [1794]
	E.	Total	46,036 [1795]
	F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY		46,036 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		47,534 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2003 [3932] Period Ending 01/31/2003 [3933] Number of months 1 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	52,000 [3939]
	d.	Total securities commissions	52,000 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		-256 [3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		[3995]
9.	Total revenue		51,744 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			[4120]
11.	Other employee compensation and benefits			[4115]
12.	Commissions paid to other broker-dealers			[4140]
13.	Interest expense			8 [4075]
	a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses			150 [4195]
15.	Other expenses			49,667 [4100]
16.	Total expenses			49,825 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		1,919 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		1,919 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	1,919 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			46,036 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			46,036 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			46,036 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		3,000 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-3,000 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			43,036 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		1,801 [3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		1,392 [3734]	

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-3,193 [3740]
10. Net Capital			39,843 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	99 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	34,843 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	39,693 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			1,498 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			1,498 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 4 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		34,117 [4240]
A.	Net income (loss)		1,919 [4250]
B.	Additions (includes non-conforming capital of	[4262])	10,000 [4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		46,036 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

LIBERTY ASSOCIATES, INC.

36 WEST 44[Th] STREET, SUITE 1100
NEW YORK, NY 10036
PHONE (212)869-8220 FAX (212)840-2540
MEMBER- National Association of Securities Dealers, Inc.
Securities Investors Protection Corporation

June 18, 2003

NOTICE PURSUANT TO RULE 17(a)5(f)(2)

A) Liberty Associates, Inc.
36 West 44th St
Suite 1100
New York, NY 10036
SEC File No.8-31505
Firm ID No.15071

B) Michael Teller, CPA
501-B Surf Ave
Brooklyn, NYT 11224
718-449-1767

C) Audit Date - January 31, 2003

Sent to: SEC
Washington, DC

SEC
Regional Office
New York, NY

NASD
New York, NY
Att: Mr. Alan Blumenthal

LIBERTY ASSOCIATES, INC.

36 WEST 44^{Th} STREET, SUITE 1100
NEW YORK, NY 10036
PHONE (212)869-8220 FAX (212)840-2540
MEMBER- National Association of Securities Dealers, Inc.
Securities Investors Protection Corporation

June 18, 2003

Michael Teller, CPA
501-B Surf Ave
Brooklyn, NY 11224

Dear Mr. Teller:

This shall serve as our agreement that you will conduct an annual audit at January 31, 2003 to replace the prior auditor, Bruce Kowal, and for subsequent years in conformity with accounting standards of registered broker dealers as promulgated by the SEC and NASD. This is also to acknowledge that you are independent of our company. You shall bill us for your services which we shall pay to you.

Kindly acknowledge by signing below.

Cordially,

LIBERTY ASSOCIATES, INC.

By [signature]
Sidney W. Azrilliant

Acknowledged & Agreed:

Michael W. Teller
Michael W. Teller